SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2014

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2014, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated October 20, 2014, entitled "NOTICE OF AN ACQUISITION OF A BENEFICIAL INTEREST IN SECURITIES."

99.2 Release dated October 20, 2014, entitled "FURTHER CAUTIONARY ANNOUNCEMENT"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 20, 2014   By: <u>/s/ Themba Gwebu</u>
                                             Name: Themba Gwebu
                                             Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

NOTICE OF AN ACQUISITION OF A BENEFICIAL INTEREST IN SECURITIES

In accordance with Section 122 of the Companies Act, No 71 of 2008, as amended, and paragraph 3.83(b) of the JSE Limited Listings Requirements, DRDGOLD shareholders are advised that the Company has received notification that Van Eck Associates Corporation ("**Van Eck**") has acquired of a beneficial interest in the American Depository Receipt Programme held by Bank of New York Mellon (the "**Acquisition**").

Following the Acquisition, Van Eck will hold an equivalent of 16.99% of the total issued ordinary share capital of the Company.

Johannesburg
20 October 2014

Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

FURTHER CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcements released on SENS, the last of which was dated Friday, 5 September 2014, shareholders are advised that the *pro forma* financial information relating to the disposal of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited, and related assets, have not yet been finalised ("**Financial Effects**").

Accordingly, shareholders are advised to continue exercising caution when dealing in the Company's securities until the Financial Effects are fully disclosed on SENS.

Johannesburg
20 October 2014